Protara Therapeutics, Inc.

345 Park Avenue South, Third Floor

New York, NY 10010

November 9, 2023

VIA EDGAR

U.S. Securities and Exchange Commission,

Division of Corporation Finance,

Office of Life Sciences,

100 F. Street, N.E.,

Washington, D.C. 20549.

Re:	Protara Therapeutics, Inc.

Registration Statement on Form S-3

Filed November 3, 2023

File No. 333-275290

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Protara Therapeutics, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), and declare the Registration Statement effective as of 4:00 p.m., Eastern Time, on Tuesday, November 14, 2023, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Sullivan & Cromwell LLP, requests by telephone that such Registration Statement be declared effective.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Robert W. Downes at Sullivan & Cromwell LLP at (212) 558-4312 or by email (downesr@sullcrom.com).

Very truly yours,

Protara Therapeutics, Inc.

By:	/s/ Jesse Shefferman
	Name:	Jesse Shefferman
	Title:	President and Chief Executive Officer

cc:	Mary J. Grendell, General Counsel and Corporate Secretary, Protara Therapeutics, Inc.
Robert W. Downes, Sullivan & Cromwell LLP